FOR IMMEDIATE RELEASE

July 13, 2007
ADVANTEST CORPORATION
(Toshio Maruyama, President and CEO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500

Notice Concerning the Determination of the Subscription Price and Other Terms of Stock Options
(Stock Acquisition Rights) to be issued by Advantest to its Directors and Corporate Auditors

Tokyo -July 13, 2007 - Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors on June 27, 2007 to issue stock options in the form of stock acquisition rights. The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 27, 2007 have been determined as set forth below.

1.	Date of allocation	July 12, 2007
2.	Issuance price	111,500 yen per unit
3.	Subscription price to be paid upon exercise of each stock acquisition right	556,300 yen per unit (5,563 yen per share)
4.	The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	1,023,592,000 yen
5.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)    The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 3,339 yen per share.
(b)    The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 3,339 yen per share.